Filed Pursuant to Rule 253(g)(2)
File No. 024-11106

FUNDRISE BALANCED eREIT, LLC

SUPPLEMENT NO. 7 DATED OCTOBER 28, 2020
TO THE OFFERING CIRCULAR DATED DECEMBER 6, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Balanced eREIT, LLC (“we”, “our” or “us”), dated December 6, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 6, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – FR-McDowell Quail JV LLC

On October 22, 2020, we directly acquired ownership of a “majority-owned subsidiary”, FR-McDowell Quail JV LLC  (the “Quail Valley Controlled Subsidiary”), for an initial purchase price of approximately $9,253,000, which is the initial stated value of our equity interest in the Quail Valley Controlled Subsidiary. We anticipate funding an additional $2,875,000 through future capital calls, bringing our total investment in the Quail Valley Controlled Subsidiary to approximately $12,128,000 (the “Quail Valley Investment”). The Quail Valley Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 232 units located at 4012 Quail Forest Drive, Charlotte, NC 28226 (the “Quail Valley Property”). The closing of the initial Quail Valley Investment and the Quail Valley Property occurred concurrently.

The Quail Valley Controlled Subsidiary is managed by McDowell Properties (“McDowell”), which currently operates approximately 10,000 units across the United States. Since its inception in 2004, McDowell has purchased over 40,000 units valued at over $3.0 billion.

Pursuant to the agreements governing the Quail Valley Investment (the “Quail Valley Operative Agreements”), our consent is required for all major decisions regarding the Quail Valley Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of approximately 2.0% of the Quail Valley Investment, paid directly by the Quail Valley Controlled Subsidiary.

The Quail Valley Property was acquired for a purchase price of approximately $38,100,000. McDowell anticipates additional hard costs of approximately $6,260,000 to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $1,540,000, bringing the total projected project cost for the Quail Valley Property to approximately $45,900,000. The renovations are expected to be complete within 36-60 months. To finance the acquisition of the Quail Valley Property, a $28,575,000 senior secured loan with a ten (10) year initial term at an interest rate of 30-Day Average SOFR + 2.64% with five years interest-only was provided by Wells Fargo – Freddie Mac (the “Quail Valley Senior Loan”). The remaining equity contributions to the Quail Valley Controlled Subsidiary are being contributed 70% by us and 30% by McDowell and its affiliates.

As of the closing date, the Quail Valley Senior Loan had an approximate LTC ratio of 62.3%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Quail Valley Property is a 232-unit garden-style apartment property in Charlotte, NC, and was approximately 97% occupied at the time of our investment. The property was constructed in 1979, and the build is of wood frame.

The Charlotte market presents a sound investment opportunity arising from strong population growth and stable rent growth and occupancy.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Renovation Hard Cost per Unit	Projected Average Increase to Monthly Rent from Renovation	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Other Income Growth	Projected Average Annual Expense Growth	Projected Hold Period
Charlotte, NC Apartments - Quail Valley on Carmel (to be renamed “Dwell @ Carmel”) - FR-McDowell Quail JV LLC	9.4% - 13.0%	$26,985	$104	6.0%	2.25%	2.25%	2.75%	10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Balanced eREIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.